UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            The J.M. Smucker Company
                                (Name of Issuer)

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                         Common Stock, without par value
                           (Title Class of Securities)
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                                   832696 30 6
                                 (CUSIP Number)

                             Terry L. Overbey, Esq.
                                   Secretary
                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                              Cincinnati, OH 45202
                                 (513) 983-4463
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 9, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 832696 30 6

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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Procter & Gamble Company
              31-0411980
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) |_|
                                                                 (B) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              00
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     5        CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                  |_|

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
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  NUMBER OF   7       SOLE VOTING POWER
   SHARES
                       0
              ------------------------------------------------------------------
BENEFICIALLY  8       SHARED VOTING POWER
   OWNED
                      5,457,756
              ------------------------------------------------------------------
  BY EACH     9       SOLE DISPOSITIVE POWER

                      0
              ------------------------------------------------------------------
 REPORTING    10      SHARED DISPOSITIVE POWER
   PERSON
    WITH              0
              ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,457,756
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                |_|

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      22.4%
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     14       TYPE OF REPORTING PERSON*

                      CO
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


ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D (this "Statement") relates to the shares of common stock, without par value (the "Shares") of The J.M. Smucker Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at Strawberry Lane, Orville, Ohio 44667


ITEM 2. IDENTITY AND BACKGROUND

        (a)-(c) and (f). This Statement is being filed by The Procter & Gamble Company, a corporation incorporated under the laws of Ohio ("P&G"). P&G is a consumer products company engaged in the manufacturing and marketing of a broad range of products in many countries around the world. The address of its principal business and of its principal office is One Procter & Gamble Plaza, Cincinnati, Ohio 45202. The name, business address, citizenship and present principal occupation of each executive officer and director of P&G is set forth in Annex A hereto.

        (d)-(e). During the last five years, neither P&G nor, to the best of P&G's knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        P&G has not expended, and does not expect to expend, funds in connection with its beneficial ownership of the Shares. P&G has obtained beneficial ownership of the Shares in connection with a shareholders agreement and irrevocable proxy (described in item 4).


ITEM 4. PURPOSE OF TRANSACTION

        On October 9, 2001, P&G, The Procter & Gamble Ohio Brands Company, an Ohio corporation and a wholly owned subsidiary of P&G ("Newco") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that, subject to certain conditions, Newco will be spun off to the P&G stockholders and then will be immediately merged with and into the Company (the "Merger") after which, the Company will be the surviving corporation (the "Surviving Corporation").


        Also on October 9, 2001, P&G entered into a Shareholders Agreement and Irrevocable Proxy (the "Shareholders Agreement") with Timothy P. Smucker, the Reid S. Smucker Trust, the Sarah L. Smucker Trust, the Timothy P. Smucker Protected Trust, the Timothy P. Smucker Exempt Trust, the Willard E. Smucker Trust, the Willard E. Smucker Foundation, Jennifer C. Smucker, the John E. Smucker Trust, Richard K. Smucker, the Julie E. Smucker Protected Trust, the Julie E. Smucker Exempt Trust, Emily D. Smucker, Julie E. Smucker UGMA, the Lorraine E. Smucker Personal Trust, Susan S. Wagstaff, Reid & Susan Wagstaff, the Susan S. Wagstaff Protected Trust, the Susan S. Wagstaff Exempt Trust, Kimberly A. Wagstaff UGMA and H. Reid Wagstaff (collectively, the "Shareholders") pursuant to which, among other things, the Shareholders agreed to vote the 5,457,756 Shares they currently own of record, as well as any shares they may hereafter acquire, in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the shareholders of the Company to be called in connection with the Merger Agreement. As a result of the Shareholders Agreement, P&G may be deemed to share voting power over the Shares beneficially owned by the Shareholders. The Shareholders Agreement is included as Exhibit 2 hereto.

        The purpose of the Shareholders Agreement is to facilitate and increase the likelihood that the Merger will be consummated. The shareholders that are a party to the voting agreement hold between 33% and 46% of the voting power of the Company.

        In the Merger, each outstanding share of common stock of the Company will be converted into the right to receive a specified number of shares of newly issued common stock of the Surviving Corporation ("Surviving Corporation Common Stock"), such specified number subject to certain terms and adjustments as set forth in the Merger Agreement, and each outstanding share of the common stock of Newco will be converted into a right to receive one fiftieth (1/50) of a share of Surviving Corporation Common Stock.

        Except as set forth above, neither P&G nor, to the best of P&G's knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

        The foregoing summaries of the Merger Agreement and the Shareholders Agreement are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits hereto and incorporated herein by reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As a result of the Shareholders Agreement, P&G may be deemed to beneficially own the 5,457,756 Shares currently owned of record by the Shareholders. Such Shares represent approximately 22.4% of the outstanding Shares (based upon the 24,404,754 Shares reported by the Company to be issued and outstanding as of October 9, 2001 in the Merger Agreement). To the best of P&G's knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

        (b) P&G may be deemed to share voting power with respect to the 5,457,756 Shares subject to the Shareholders Agreement.

        (c) Except as described above, neither P&G nor, to the best of P&G's knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

        (d) and (e). Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than as described in this Statement, neither P&G nor, to the best of P&G's knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or Shareholders of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 Merger Agreement (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on October 12, 2001)

        Exhibit 2   Shareholders  Agreement  (incorporated  by reference to
                    Exhibit 99.1 of the current report on Form 8-K filed by the Company on October 12, 2001)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 17, 2001


                                            THE PROCTER & GAMBLE COMPANY


                                            By: /s/ TERRY L. OVERBEY
                                                -------------------------------
                                                Name: Terry L. Overbey
                                                Title: Secretary

                                     Annex A

        EXECUTIVE OFFICERS AND DIRECTORS OF THE PROCTER & GAMBLE COMPANY

        The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of The Procter & Gamble Company is set forth below. Unless noted below, the principal business address of each of the executive officers and directors is One Procter & Gamble Plaza, Cincinnati, Ohio 45202. Each executive officer and each director of The Procter & Gamble Company is a citizen of the United States, except Jorge P. Montoya, President-Global Food & Beverage and Latin America and Ernesto Zedillo, Director, who are citizens of Peru and Mexico, respectively.



                                POSITION/PRESENT PRINCIPAL
                                OCCUPATION OR EMPLOYMENT NAME
NAME                            AND BUSINESS ADDRESS
------------------------------  -------------------------------------------
EXECUTIVE OFFICERS
------------------------------
A.G. Lafley                     President and CEO

John E. Pepper                  Chairman of the Board

Richard L. Antoine              Global Human Resources Officer

Bruce L. Byrnes                 President-Global Beauty Care
                                 and Global Health Care

R. Kerry Clark                  President-Global Market
                                 Development & Business Operations

Stephen N. David                Chief Information Officer
                                 and Business-to-Business Officer

R. Keith Harrison, Jr.          Global Product Supply Officer

James J. Johnson                Chief Legal Officer

Mark D. Ketchum                 President-Global Baby, Feminine
                                 and Family Care

Robert A. McDonald              President-Global Fabric
                                 & Home Care

Jorge Montoya                   President-Global Food &
                                 Beverage and Latin America

Charlotte R. Otto               Global External Relations Officer

Michael J. Power                Global Business Services Officer

James R. Stengel                Global Marketing Officer




                                POSITION/PRESENT PRINCIPAL
                                OCCUPATION OR EMPLOYMENT NAME
NAME                            AND BUSINESS ADDRESS
------------------------------  -------------------------------------------
DIRECTORS
------------------------------

Norman R. Augustine             Chairman of the Executive Committee
                                Lockheed Martin Corporation
                                6801 Rockledge Drive
                                Bethesda, MD  20817

Donald R. Beall                 Retired Chairman & CEO
                                Rockwell International Corporation
                                5 Civic Plaza, Suite 320
                                Newport Beach, CA 92660

Scott D. Cook                   Chairman of the Executive Committee
                                Intuit Inc.
                                2632 Marine Way, MS 2475
                                Mountain View, CA  94043

Domenico De Sole                President & Chief Executive Officer
                                Gucci Services Limited
                                4 Grafton Street
                                London W1S 4EF U.K.

Richard J. Ferris               Retired Co-Chairman
                                Doubletree Corporation
                                1436 Ridge Road
                                Northbrook, IL 60062

Joseph T. Gorman                Retired Chairman of the Board
                                TRW, Inc.
                                Lakepoint Office Park, Suite 410
                                3201 Enterprise Parkway
                                Beechwood, OH 44122

A. G. Lafley                    President and Chief Executive Officer
                                The Procter & Gamble Company

Charles R. Lee                  Chairman & Co-Chief Executive Officer
                                Verizon Communications
                                1095 Avenue of the Americas
                                39th Floor
                                New York, NY 10036

Lynn M. Martin                  Advisor
                                Deloitte & Touche LLP
                                Two Prudential Plaza
                                180 N. Stetson Avenue, Suite 2000
                                Chicago, IL 60601

John E. Pepper                  Chairman of the Board
                                The Procter & Gamble Company

Jonathan A. Rodgers             President
                                Discovery Networks,U.S.
                                7700 Wisconsin Avenue
                                Bethesda, MD 20814

John F. Smith, Jr.              Chairman of the Board
                                General Motors Corporation
                                Mail Code 482-C39-B10
                                300 Renaissance Center
                                Detroit, MI 48265

Ralph Snyderman, M.D.           Chancellor for Health Affairs and
                                Executive Dean, Duke University
                                School of Medicine; President and
                                CEO, Duke University Health System, Inc.
                                Davison Building, Grreen Zone
                                Room 106
                                Durham, NC 27710

Robert D. Storey                Partner, Thompson Hine LLP
                                3900 Key Tower
                                127 Public Square
                                Cleveland, OH 44114

Marina v.N. Whitman, Ph.D       Professor of Business
                                Administration and Public Policy,
                                The University of Michigan
                                Gerald R. Ford School of Public Policy
                                411 Lorch Hall
                                611 Tappan Street
                                Ann Arbor, MI 48109

Ernesto Zedillo                 Retired, Former President of Mexico
                                Agua 110
                                Col. Jardines del Pedregal
                                Deleg. Alvaro Obregon
                                01900
                                Mexico D.F.